Exhibit 99.40

[Sandstorm Gold Logo]	News Release

Sandstorm Gold Recognizes Record Gold Sales in the Fourth Quarter

Vancouver, British Columbia, March 15, 2012 – Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (TSX-V:SSL) is pleased to announce its results for the fourth quarter and year ended December 31, 2011 (all figures in U.S. dollars).

Fourth Quarter Highlights (3 Months)

•     Record gold sales totaled 6,611 ounces.

•     Operating cash flow increased 353% to $7.8 million compared with $1.7 million in Q4 2010.

•     Net earnings increased 189% to $4.9 million compared with US$1.7 million in Q4 2010.

•     Average cash cost per ounce1 was $407 resulting in cash operating margins of $1,276 per ounce.

2011 Highlights (12 Months)

•               Gold sales totaled 18,516 ounces; an increase of 697% over 2010.

•               Operating cash flow increased to $20.7 million compared with $0.5 million in 2010.

•               Entered into a gold streaming agreement with Metanor Resources Inc. to purchase 20% of the life of mine gold produced from the Bachelor Lake Mine.

•               Entered into a gold streaming agreement with Donner Metals Ltd. via a back-to-back agreement with Sandstorm Metals & Energy Ltd. to purchase 17.5% of the life of mine gold and gold equivalent produced from the Bracemac-McLeod development project.

•               Gold production reached feasibility levels at both the Aurizona Mine and Santa Elena Mine.

•               Luna Gold Corp. released a significant mineral resource update at the Aurizona Mine. Measured and indicated gold resources now total 78 million tonnes at 1.26 grams per tonne gold or 3.2 million ounces, an increase of 250% from the previous mineral resource estimate. Inferred gold resources now total 15.2 million tonnes at 1.47 grams per tonne gold or 0.7 million ounces, an increase of 79% from the previous resource estimate.

•               Rambler Metals & Mining plc. began mining and processing ore from its flagship project, the Ming Mine. Commercial production is targeted before the end of fiscal 2012.

“2011 was a breakout year for Sandstorm Gold. Not only did our attributable gold production and cash flow increase significantly, but we saw the Company’s mineral resources expand by over 80%,” said Sandstorm President & CEO Nolan Watson. “The focus for 2012 is to complete additional gold streaming deals and with a strong cash position, a $50 million revolving line of credit, and over $3 million in cash flow coming in on a monthly basis, we are well capitalized to do so.”

Outlook

In 2012, Sandstorm will be purchasing gold from five mines, all of which are expected to increase production throughout the year. Sandstorm’s forecasted attributable production for 2012 is 25,000 to 35,000 ounces of gold increasing to over 50,000 ounces of gold per annum by 2015.

Further details of the individual commodity streams can be found within Management’s Discussion and Analysis contained in the Company’s 2011 annual report and on the Company website.

Webcast and Conference Call Details

A conference call will be held on Friday, March 16, 2012 starting at 12:00 pm EST to further discuss the fourth quarter results. To participate in the conference call use the following dial-in numbers:

Local / International: 647-788-4916

North American Toll-Free: 877-214-4966

It is recommended that participants dial in five minutes prior to the commencement of the conference call. Click here to access an audio webcast of the conference call which will also be available on the Sandstorm website.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2011. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Note 1: Sandstorm has included a non-IFRS performance measure in this press release being average cash cost per ounce. Average cash cost per ounce is calculated by dividing the Company’s costs of sales by the number of ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Erfan Kazemi, Chief Financial Officer

(604) 689-0234

Denver Harris, Investor Relations Contact

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.